Exhibit 99.1

MOBILICOM LIMITED

ABN 26 617 155 978

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2024 Annual General Meeting (“Meeting”) of the shareholders of Mobilicom Limited (ABN 26 617 155 978) (“the Company”) will be held by virtual technology on Friday 31 May 2024 at 10:00am (Melbourne time).

Shareholders are encouraged to submit their proxies as early as possible, and in any event, prior to the cut-off date for proxy voting as set out in the Notice. To lodge your proxy, please follow the directions on your personalised proxy form.

Shareholders attending the Meeting virtually will be able to ask questions and the Company has made provision for Shareholders who register their attendance before the start of the meeting to also cast their votes on the proposed resolutions at the Meeting.

The virtual meeting can be attended using the following details:

When: Friday, 31 May 2024 at 10:00am (Melbourne time).

Topic: Mobilicom Limited: Annual General Meeting

Register in advance for the virtual meeting:

https://us06web.zoom.us/webinar/register/WN_dLUQ93OFRdyavtFu-jnbtg

After registering, you will receive a confirmation email containing information about joining the meeting. As noted previously, the Company strongly recommends its shareholders to lodge a directed proxy as soon as possible in advance of the meeting even if they are planning to attend the meeting online. The Company will conduct a poll on each resolution presented at the meeting. The Company will accept questions during the meeting either by submitting a question through the Q&A box located on screen or by raising the hand function also located on screen at which point the Company will allow your question verbally.

The Company is happy to accept and answer questions submitted prior to the meeting by email to justin@jmcorp.com.au. The Company will address relevant questions during the meeting or by written response after the Meeting (subject to the discretion of the Company not to respond to unreasonable and/or offensive questions).

AGENDA

Further details in respect of each of the Resolutions proposed in this Notice of Annual General Meeting (“Notice”) are set out in the Explanatory Memorandum (“Memorandum”) accompanying this Notice. The details of Resolutions contained in the Memorandum should be read together with, and form part of, this Notice.

AGM BUSINESS

2023 ANNUAL FINANCIAL STATEMENTS

To lay before the meeting and consider the Annual Financial Statements of the Company in respect of the year ended 31 December 2023 and comprising the Annual Financial Report, the Directors’ Report and the Auditor’s Report.

RESOLUTION 1: RE-ELECTION OF JONATHAN BRETT AS A DIRECTOR

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Jonathan Brett, who retires by rotation in accordance with the Company’s constitution and, being eligible, offer himself for re-election, be re-elected as a Director of the Company.”

RESOLUTION 2: APPOINTMENT OF AUDITOR

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, Hall Chadwick WA Audit Pty Ltd, having consented in writing and been duly nominated in accordance with Section 328B(1) of the Corporations Act 2001, be appointed as auditor of the Company.”

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board

/s/ Justin Mouchacca
Justin Mouchacca
Company Secretary

Dated: 8 May 2024

The accompanying Proxy Instructions and Memorandum form part of this Notice.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A member who is entitled to vote at a meeting may appoint:

●     one proxy if the member is only entitled to one vote; and

●     one or two proxies if the member is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the member’s voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes in which case any fraction of votes will be disregarded.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged with the Company’s share registry not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the member or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

The proxy may, but need not, be a member of the Company. A proxy form is attached to this Notice.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chair of the meeting as your proxy.

Corporate Representatives

 Any corporation which is a member of the Company may authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the chairperson of the Meeting) a natural person to act as its representative at any general meeting

Voting Entitlement

For the purposes of the Corporations Act and Corporations Regulations shareholders entered on the Company’s Register of Members as at 7.00pm (Melbourne time) on Wednesday 29 May 2024 are entitled to attend and vote at the meeting.

On a poll, members have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

How the Chair Will Vote Undirected Proxies

 Subject to the restrictions as set out in the Notice, the Chair of the Meeting will vote undirected proxies in favour of all of the proposed Resolutions.

Special resolutions

For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

Lodgement of proxies

Shareholders can lodge their proxy through the following options:

-     online at www.votingonline.com.au/mobagm2024;

-     by mail addressed to Mobilicom Limited, C/- Boardroom Pty Limited, GPO Box 3993, Sydney NSW 2001;

-     by fax to the Company’s share registry, at +61 2 9290 9655; or

-     by hand at Boardroom Pty Limited, Level 8, 210 George Street, NSW 2000

MOBILICOM LIMITED

ABN 26 617 155 978

ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

This Memorandum has been prepared for the information of members of Mobilicom Limited (ABN 26 617 155 978) (the “Company”) in connection with the business to be conducted at the 2024 Annual General Meeting (“Meeting”) of Shareholders of the Company to be held by virtual technology on Friday 31 May 2024 at 10:00am (Melbourne time).

Please refer to the note on the front cover of the Notice regarding lodging proxies and/or attending the Meeting.

Shareholders are strongly encouraged to lodge their directed proxy forms in accordance with the instructions set out therein to vote before the Meeting.

This Memorandum should be read in conjunction with, and forms part of, the accompanying Notice.

AGM BUSINESS

2023 Annual Financial Statements

The Annual Financial Statements, comprising the Financial Report, Directors’ Report and Auditor’s Report for the year ended 31 December 2023 will be laid before the meeting. Shareholders will have the opportunity to ask questions about, or make comments on, the 2023 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend, to answer questions about the audit of the Company’s 2023 Annual Financial Statements.

As permitted by the Corporations Act, a printed copy of the Company’s 2023 Annual Report has been sent only to those shareholders who have elected to receive a printed copy. A copy of the 2023 Annual Report is available from the Company’s website (www.mobilicom.com). A copy of the 2023 Annual Report can also be obtained upon request to Justin Mouchacca, the Company Secretary, by email to justin@jmcorp.com.au.

There is no requirement for these reports to be formally approved by shareholders. No resolution is required to be moved in respect of this item.

Resolution 1: Re-election of Mr Jonathan Brett as a Director

Article 59 of the Constitution requires one third of the Directors or, if their number is not 3 or a multiple of 3, then the number nearest to but not exceeding one third, is to retire from office as a Director at each annual general meeting. Article 59 of the Constitution provides that the Director or Directors to retire at an annual general meeting are those who have been longest in office since their election and that a Director who retires is eligible for re-election. Article 59 does not apply to the Company’s Managing Director. Pursuant to the Constitution, Mr Jonathan Brett will retire by rotation, and being eligible, will seek re-election.

Mr Brett is a highly strategic and commercial senior director with a strong track record of driving transformational business performance and profitability across multiple geographies. He was also Managing Director and CEO of Techway Limited which pioneered internet banking in Australia. He is currently Executive Chairman of Stridecorp Equity Partners, an AFSL licensed fund manager specialising in private equity. Mr Brett is a non-executive director of Corporate Travel Management Limited (ASX: CTD) and Raiz Invest Limited (ASX: RZI).

The Board (excluding Mr Brett who abstains from making a recommendation) recommend that shareholders vote in favour of Resolution 1. The Chairman intends to exercise all available proxies in favour of Resolution 1.

RESOLUTION 2: APPOINTMENT OF AUDITOR

On 28 June 2023 BDO Audit Pty Ltd resigned as the auditor of the Company following ASIC consenting to the resignation in accordance with section 329(5) of the Corporations Act. The thanks BDO Audit Pty Ltd for their services rendered to the Company. Nevertheless, the company’s scale of operations has changed since the current auditor’s initial appointment, and on that basis the current auditor has tendered a notice of resignation to the Company under section.

The Company has received a notice from Oren Elkayam, being a shareholder, nominating Hall Chadwick WA Audit Pty Ltd (“Hall Chadwick”) as the new auditor of the Company. In accordance with section 328B of the Corporations Act 2001, a copy of this notice of nomination of Hall Chadwick is attached to this Notice of Meeting.

Hall Chadwick has provided their consent in writing to act as auditor of the Company. Hall Chadwick confirms that it does not provide any services to the Company and the Company confirms that it is unaware of any matter or circumstances that would give rise to a conflict of interest situation, as defined in section 324CD of the Corporations Act, in relation to the Company.

The Board has also noted that Hall Chadwick is registered as an auditor under section 1280 of the Corporations Act and is a well-established firm with the necessary expertise and skill necessary to meet the Company’s requirements. Consequently, subject to the Company receiving all necessary approvals from ASIC and shareholder approval at this shareholders’ meeting, Hall Chadwick has been nominated and selected to become the new auditor of the Company.

The Directors unanimously recommend that shareholders vote in favour of this resolution to appoint Hall Chadwick as the Company’s new auditor.

Recommendation

The Directors believe that Resolution 2 is in the best interest of the Company and unanimously recommend that shareholders vote in favour of this resolution. The Chair of the meeting intends to vote all undirected proxies in favour of Resolution 2.

Glossary

In this Explanatory Memorandum, and the Notice:

Board means the Board of Directors of the Company.

Chair means the chair of the Meeting and Chairman shall have a corresponding meaning.

Company means Mobilicom Limited ABN 26 617 155 978.

Constitution means the Constitution of the Company.

Director means a Director of the Company.

Explanatory Memorandum or Memorandum means the Explanatory Memorandum which forms part of the Notice of Meeting.

Meeting means the Annual General Meeting of the Company the subject of this Notice of Meeting scheduled to occur on 31 May 2024.

Notice means this Notice of Annual General Meeting.

Shareholder means a holder of a Share.

Share means a fully paid ordinary share in the capital of the Company.

Annexure A – Nomination of Company Auditor

6 May 2024

Mobilicom Limited

Company Secretary

Level 21, 459 Collins Street

Melbourne, VIC 3000

Dear Sirs

NOTICE OF NOMINATION OF NEW AUDITOR IN ACCORDANCE WITH SECTION 328B OF THE CORPORATIONS ACT 2001 | MOBILICOM LIMITED

I, the undersigned, being a shareholder of Mobilicom Limited, understand that the current auditor of the Company has tendered a notice of resignation in accordance with section 329 of the Corporations Act 2001.

Consequently, I hereby give written notice pursuant to section 328B of the Corporations Act 2001, of the nomination of Hall Chadwick WA Audit Pty Ltd for appointment as auditor of the Company at the forthcoming Annual General Meeting.

Yours faithfully

/s/ Oren Elkayam
Oren Elkayam
Shareholder